UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 30, 2013.

Exhibit 99.1

Announcement of filing of Form 20-F Annual Report

Golar LNG Limited ("Golar" or the "Company") announces that it has filed its Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission in the U.S.

The Company announced in its fourth quarter preliminary results the significant possibility of deconsolidating Golar LNG Partner L.P's ("GMLP") from its financials following GMLP's first annual meeting of unit holders held on December 13, 2012, when the majority of the board members became electable by the common unitholders.  The Company's filed Form 20-F does now reflect the deconsolidation of GMLP. As a result, from December 13, 2012, GMLP has been accounted for as investment in affiliate. The deconsolidation of GMLP has resulted in a one-off gain of $854 million being recognized by the Company, which is predominantly reflected by the difference between the historical book value of GMLP's net assets and the fair value of the Company's investments in GMLP. Except for this gain the impact of the deconsolidation on the Company's operating results and net income was not material for the year ended December 31, 2012. The deconsolidation will impact significantly the future presentation of the Company's operating results and net income resulting from, but not limited to, gains and losses from future dropdowns to GMLP.

Form 20-F can be downloaded from the link below.

April 30, 2013
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

2012 Annual Report Form 20-F - http://hugin.info/133076/R/1698413/559972.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 30, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer